Form U-13-60/A
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                ANNUAL REPORT

                               FOR THE PERIOD

            Beginning January 1, 1999 and ending December 31, 1999
                      ---------------            -----------------

                                   TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                     OF

                  North Atlantic Energy Service Corporation
                  -----------------------------------------

                         A Subsidiary Service Company


                    Date of Incorporation:   April 1, 1992


State or Sovereign Power under which Incorporated or Organized:   New Hampshire
                                                                  -------------


           Location of Principal Executive Offices of Reporting Company:

                     Route 1, Lafayette Rd., Seabrook, NH, 03874
                     --------------------------------------------


             Name, title and address of officer to whom correspondence
                    concerning this report should be addressed:

   John J. Roman   V.P. & Controller   P.O. Box 270, Hartford, CT 06141-0270
   -------------------------------------------------------------------------


                Name of Principal Holding Company Whose Subsidiaries
                           are served by Reporting Company:

                                 Northeast Utilities






April 25, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20459-1004

Gentlemen:

Submitted herewith is an amended "Signature Clause" to the Annual Report (U-13-60) of the North Atlantic Energy Service Corporation. The original Signature Clause was incorrectly filed on April 24, 2000, without the
/s/ conforming signature.



                                      Very truly yours,


                                      /s/ John J. Roman
                                          Vice President and Controller







            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                     SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Conmmission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.




                         NORTH ATLANTIC ENERGY SERVICE CORPORATION
                         -----------------------------------------
                               (Name of Reporting Company)



                    By:  /s/ John J. Roman
                         ---------------------------------
                         (Signature of Signing Officer)



                         John J. Roman - Vice President and Controller
                         ---------------------------------------------
                         (Printed Name and Title of Signing Officer)



                         Date:  April 20, 2000
                                --------------